VOTING RESULTS REPORT
Pursuant to Section 11.3 of National Instrument 51-102
OF
NORTHERN DYNASTY MINERALS LTD.
(the "Company")

The Company reports that the following matters were voted upon by the Shareholders of the Company at the annual general meeting of the Company held on June 28, 2018 (the “Meeting”):

1.	The following directors were elected at the Meeting, with the following voting results for each nominee:

DIRECTOR	FOR	WITHHELD

Desmond M. Balakrishnan	106,830,962	15,325,255

Steven A. Decker	120,207,922	1,948,295

Robert A. Dickinson	119,003,182	3,153,035

Gordon B. Keep	118,849,295	3,306,922

Kenneth Pickering	120,147,278	2,008,939

Ronald W. Thiessen	119,965,845	2,190,372

David C. Laing	119,446,733	2,709,484

Christian Milau	119,859,846	2,296,371

2.	Deloitte LLP, Chartered Professional Accountants, were appointed auditor of the Company. Shares voted in person and by proxies received represented 214,999,292 votes FOR and 5,480,048 votes WITHHELD.

3.

The ordinary resolution to approve the 2018 Non-Employee Directors Deferred Share Unit Plan (the “DSU Plan”), the related allocation renewal and authorization for grants pursuant to the DSU Plan for three years, until June 28, 2021 was passed. Shares voted in person and proxies received represented 98,488,258 votes FOR and 23,667,959 votes AGAINST.

4.

The ordinary resolution to approve the 2018 Restricted Share Unit Plan (the “RSU Plan”), the related allocation renewal and authorization for grants pursuant to the RSU Plan for three years, until June 28, 2021 was passed. Shares voted in person and proxies received represented 97,089,928 votes FOR and 25,066,289 votes AGAINST.

There were non-votes recorded (but not voted) on each resolution as follows: (1.) 98,323,123 per director; (2.) 0; and (3. and 4.) 98,323,123. Non-votes are discretionary votes given to a broker by a US beneficial holder not allowed under Canadian Securities Regulations.